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                     June 27, 2024

       Du Jun
       Chief Financial Officer
       Sinopec Shanghai Petrochemical Company Limited
       No. 48 Jinyi Road
       Jinshan District, Shanghai, 200540
       People   s Republic of China

                                                        Re: Sinopec Shanghai
Petrochemical Company Limited
                                                            Form 20-F for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-12158

       Dear Du Jun:

               We have completed our review of your filing, including your Form 20-F Amendment No.
       1 filed on May 28, 2024 and have determined not to issue additional comments. Our decision not to issue additional comments regarding your prior responses and the disclosure in your amended
       Form 20-F should not be interpreted to mean that we either agree or disagree with your responses or your disclosure regarding the presence of CCP officials on your Board of Directors, including any conclusions you have made and positions you have taken with respect to such disclosure. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Disclosure Review Program
       cc:                                              Scott Lesmes, Esq.